                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Timberland Bancorp, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    887098101
            --------------------------------------------------------
                                 (CUSIP Number)

Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1945 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to al other provisions of the act (however, see the Notes).



                                Page 1 of 6 Pages

                                          13G

Cusip No. 887098101                 Page 2 of 6 pages
         -----------


1.  Name of Reporting Person
    2.  S.S. or I.R.S. Identification No. of Above Person

                      WESTPORT ASSET MANAGEMENT, INC.

2.  Check the appropriate box if a member of a group* (a)  [ ]
                                                      (b)  [ ]

3.  SEC Use Only

4.  Citizenship or Place or Organization

                             CONNECTICUT

-------------
Number of             5.  Sole Voting Power
Shares                          3,000
Beneficially          6.  Shared Voting Power
Owned By                     589,400
Each                  7.  Sole Dispositive Power
Reporting                        3,000
Person                8.  Shared Dispositive Power
With                         589,400
-------------

9.  Aggregate Amount Beneficially Owned by each Reporting Person

                      592,400

10. Check Box if the aggregate amount in row (9) excludes certain shares *

                         [   ]

11. Percent of Class Represented by Amount in Row 9

                      9.9%

12. Type of Reporting Person*

                      IA


*  SEE INSTRUCTION BEFORE FILLING OUT

                                Page 3 of 6 pages


Item 1(a)          Name of Issuer:
                   ---------------
                          TIMBERLAND BANCORP, INC.

Item 1(b):         Address of Issuer's Principal Executive Offices:
-----------        ------------------------------------------------

                   624 SIMPSON AVENUE
                   HOQUIAM, WA 98550


Item 2(a):         Name of Person Filing:
-----------        ----------------------

                   WESTPORT ASSET MANAGEMENT, INC.

Item 2(b):         Address of Principal Business Office:
-----------        -------------------------------------

                   253 RIVERSIDE AVENUE
                   WESTPORT, CT  06880

Item 2(c):         Citizenship:
----------         ------------
                   CONNECTICUT

Item 2(d):         Title of Class of Securities:
----------         -----------------------------
                   COMMON STOCK

Item 2(e):         CUSIP Number:
----------         -------------
                          887098101

Item 3.       If this stated is filed pursuant to Rules
-------       -----------------------------------------
                   13d-1(b), or 13d-2(b), check whether the person filing is a:

                   (a)  (  )  Broker or Dealer registered under
                              Section 15 of the Act

                   (b)  ( )   Bank as defined in Section 3(b)(6)
                              of the Act

                                Page 4 of 6 pages

                   (c)  ( )   Insurance Company as defined in
                              Section 3(a) (19) of the Act

                   (d)  ( )   Investment Company registered
                              under Section 8 of the Investment
                              Company Act

                   (e)  (X)   Investment Adviser registered
                              under Section 203 of the Investment
                              Advisors Act of 1940

                   (f)  ( )   Employee Benefit Plan, Pension
                              Fund which is subject to the
                              Provisions of the Employee
                              Retirement Income Security Act
                              of 1974 or Endowment Fund; see
                              'SS' 240.13d-1(b)(1)(ii)(F)

                   (g)  (  )  Parent Holding Company, in
                              accordance with 'SS'240.13d-1(b)(ii)(G)
                              (Note:  See Item 7)

                   (h)  ( )    Group in accordance with
                               'SS' 240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership.
------       ---------
                   (a)   Amount Beneficially owned: 592,400  shares

                   (b)   Percent of Class:  9.9%

                   (c)   Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote: 2,000

                         (ii)   shared power to vote or to direct the vote:
                                589,400

                         (iii) sole power to dispose or to direct the disposition of: 2,000

                         (iv) shared power to dispose or to direct the disposition of: 589,400

                                Page 5 of 6 pages

Item 5.      Ownership of Five Percent or Less of a Class
-------      --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
-------      ----------------------------------------------------------------

                    A PORTION OF THE SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING IN THE AGGREGATE TO 9.87% OF SUCH SHARES OUTSTANDING, ARE HELD IN CERTAIN DISCRETIONARY MANAGED ACCOUNTS OF WESTPORT ASSET MANAGEMENT, INC. (THE "REPORTING PERSON"). THE REMAINING SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING TO 0.03% OF SUCH SHARES OUTSTANDING ARE BENEFICIALLY OWNED BY OFFICERS AND STOCKHOLDERS OF THE REPORTING PERSON. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES BENEFICIALLY OWNED BY SUCH PERSONS AND DISCLAIMS THE EXISTENCE OF A GROUP.


Item 7.     Identification and Classification of the Subsidiary Which
-------     acquired the Security Being Reported on By the Parent Holding
            Company.
            -------------------------------------------------------------
                                       N/A

Item 8.     Identification and Classification of Members of the Group.
-------     ----------------------------------------------------------
                                       N/A

Item 9.     Notice of Dissolution of Group.
-------     -------------------------------

                                       N/A

                                Page 6 of 6 pages


Item 10.     Certification
--------     -------------

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   Disclaimer
                                   ----------

                    The undersigned expressly declares that the filing of this
Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                    Signature. After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date, February 16, 1999


                                            WESTPORT ASSET MANAGEMENT, INC.

                                            BY

                                                   ANDREW J. KNUTH, CHAIRMAN


The section symbol shall be expressed as.................'SS'